SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
5/31/2022



1. NAME OF REPORTING PERSON
High Income Securities Fund.


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
MA
___________________________________________________________


7. SOLE VOTING POWER
Less than 5%

8. SHARED VOTING POWER
Less than 5%

9. SOLE DISPOSITIVE POWER
Less than 5%
_______________________________________________________

10. SHARED DISPOSITIVE POWER
Less than 5%


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
Less than 5% (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
Less than 5%

14. TYPE OF REPORTING PERSON

IC


Item 1. SECURITY AND ISSUER

This Schedule 13D relates to the shares of Common Stock of Cedar Realty Trust Inc. ("CDR" or the "Issuer"), and
6.5% Preferred shares of Cedar Realty Trust ("CDR/PRC)

The principal executive offices of CDR are located at

928 Carmans Road
Massapequa NY 11758



Item 2. IDENTITY AND BACKGROUND
(a) This statement is filed on behalf of High Income Securities Fund

(b) The business address of the reporting person is 615 E. Michigan Ave., Milwaukee, WI 53202

(c)  High Income Securities Fund is a closed-end fund.

(d) n/a

(e) n/a

(f) n/a

Item 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION
Shares of CDR and CDR Preferred C were purchased using the Reporting Person's assets.


ITEM 4. PURPOSE OF TRANSACTION
Section 7(b) (iv) of the Articles Supplementary for the issuer's 6.50% Series C Cumulative Redeemable Preferred Stock reads as follows:

   In the case of a Change of Control pursuant to which shares of Common Stock shall be converted into cash, securities or other property or assets (including any combination thereof) (the "Alternative Form Consideration"), a holder of Series C Preferred Stock shall receive upon conversion of such Series C Preferred Stock the kind and amount of Alternative Form Consideration which such holder of Series C Preferred Stock would have owned or been entitled to receive upon the Change of Control had such holder of Series C Preferred Stock held a number of shares of Common Stock equal to the Common Stock Conversion Consideration immediately prior to the effective time of the Change of Control (the "Alternative Conversion Consideration"; and the Common Stock Conversion Consideration or the Alternative Conversion Consideration, as may be applicable to a Change of Control, shall be referred to herein as the "Conversion Consideration")

The holders of Common Stock are to receive cash for their shares in the event the proposed sale of the Company and substantially all of its assets (the "Transactions") is consummated. In that case, the filing person intends to exercise its conversion right with respect its 6.50% Series C Cumulative Redeemable Preferred Stock and believes it is entitled to receive cash "equal to the Common Stock Conversion Consideration immediately prior to the effective time of the Change of Control."

The filing person notes that the issuer's proxy materials do not contain disclosure regarding the conversion right of the 6.50% Series C Cumulative Redeemable Preferred Stock in connection with the Transactions and it believes that omission is material.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the 10-Q filed on 5/5/2022, there were 13,640,374 equity securities of common stock outstanding as of 4/29/2022. The percentages set forth herein were derived using such number.

As of May 31,2022 High Income Securities Fund is deemed to be the beneficial owner of less than 5% of CDR's outstanding shares.

High Income Securitiies Fund is also the owner of Pfd. C shares.


(b)The Reporting Person is the beneficial owner of less than 5% of the Issuer's equity securities.


c) During the past 60 days no common shares were bought. The following Pfd C shares of CDR were bought.

Date			Shares		 Price
5/14/2022		1,100		 12.0000
4/30/2022		483		 11.9824
4/12/2022		2,259		 10.3851
4/11/2022		7,741		 10.3939

d) Shareholders of High Income Securities Fund have the right to receive dividends from, or the proceeds from the sale of the securities held by High Income Securities Fund.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 6/1/21

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein
        Secretary